Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). While there are preference securities outstanding for all periods presented, such preference securities do not accrue or otherwise pay any dividends. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Year Ended March 31,
	Unaudited
Fixed Charges	2014	2015	2016	2017	2018
Interest, including amortization of debt discount and capitalized expenses	$293	$168	$1,716	$2,625	$2,067
Interest element of rentals*	83	210	164	223	286
Total Fixed Charges	$376	$378	$1,880	$2,848	$2,353
Earnings available for fixed charges:
Pre-tax loss from continuing operations	$(14,416)	$(16,344)	$(24,278)	$(19,282)	$(20,648)
Add back:
Fixed charges	376	378	1880	2,848	2,353
Total Earnings available for Fixed Charges	$(14,040)	$(15,966)	$(22,398)	$(16,434)	$(18,295)
Ratio of Earnings to Fixed Charges	(37.3x)	(42.3x)	(11.9x)	(5.8x)	(7.8x)
Additional earnings required to achieve a 1.0x ratio	$(14,416)	$(16,344)	$(24,278)	$(19,282)	$(20,648)

*	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.